Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

December 3, 2010 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Jennifer Gowetski	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

Re:	American Realty Capital Trust II, Inc.
Registration Statement on Form S-11
Filed October 8, 2010
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 4, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 8, 2010 (No. 333- 169821) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.
Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

December 3, 2010

The Company will submit to the Staff for review all pictures, graphics or artwork that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement.

2.
Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

The Company acknowledges that sales literature that is used in connection with this offering must set forth a balanced presentation as set forth in Item 19.B of Industry Guide 5.  We advise the Staff that the Company has not yet prepared sales literature for use in connection with this offering.  The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

3.
We note that you may invest in real estate-related assets, such as real estate debt, securities, bridge loans and mezzanine loans. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct our operations so that the Company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.  The Company intends to conduct its operations so that the Company and most, if not all, of its wholly owned and majority-owned subsidiaries will comply with the 40% test.  In addition, neither the Company nor any of its wholly or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate.  The Company will continuously monitor its holdings on an ongoing basis to determine the compliance of the company and each wholly owned and majority-owned subsidiary with this test.

December 3, 2010

4.
We note your disclosure on page 130 that states that, upon submission of a request for redemption, the stockholder will be contractually bound to redeem the shares. We further note that there is not a minimum holding period and that you will limit shares redeemed during any calendar quarter to 10% of your NAV as of the last day of the previous calendar quarter, or approximately 25% of your NAV in any 12 month period. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 1 3 e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.  Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

The Company’s share repurchase program is not a tender offer and not subject to the tender offer rules, including Rule 13e-4 and Regulation 14E.  The SEC uses a number of factors to determine whether a transaction is a tender offer: (1) active and widespread solicitation, (2) solicitation for a substantial percentage of the outstanding stock, (3) the offer is made at a premium over the prevailing market, (4) the terms are firm rather than negotiable, (5) the offer is contingent on the tender of a fixed number of shares, (6) the offer is open for a limited time, (7) the offeree is subjected to pressure to sell his stock and (8) public announcement.  Although the share repurchase plan arguably may have a few of these characteristics, it is not consistent with the majority of them.

The share repurchase program is not subject to the tender offer rules because purchases made under the share repurchase program are not characterized by most of the indicia of a tender offer identified by the SEC in the factors listed above:

(1) The Company is not engaging in an active solicitation for stockholders’ shares; although the stockholders are apprised of the availability of the repurchase option when they purchase their shares because the program is described in the prospectus.

(2) The Company does not solicit participation.  Stockholders desiring to present any of their shares for repurchase will do so of their own volition and not by invitation of the Company.

December 3, 2010

(3) The repurchase price for the shares will be based on the NAV per share for the day the redemption request is made, so the repurchase price will not be a premium over the prevailing market.

(5) The share repurchase program does not require stockholders to redeem a minimum number of shares nor is the Company’s decision to redeem contingent on the tender of a minimum number of shares.

(6) The repurchase program is not intended to be available only for a limited period of time; the Company intends to offer stockholders the opportunity to have shares repurchased throughout the offering period, beginning on the later of the date following the acquisition of the Company’s first asset and four months after the end of the escrow period.

(7) As stated above, the Company is not soliciting stockholders to participate in the program, so there will be no pressure from the Company for stockholders to redeem their shares.

(8) The Company makes no public announcements of the share repurchase program other than in disclosure in the Company’s offering documents required by the Exchange Rules.

Because the overwhelming majority of tender offer characteristics does not apply to the share repurchase program, we believe that the tender offer rules are inapplicable.

The Division of Corporation Finance has granted relief to other share repurchase programs, including T REIT Inc. and Wells Real Estate Investment Trust II, Inc., based on the following facts:

•	the number of shares repurchased by the company is limited to a small percentage of the number of outstanding shares,

•	there is no trading market for the stock,

•	the company will purchase shares at a price related to, and at a discount from, the public offering price at the time of repurchase,

•	the stockholders were required to hold their shares for the minimum period of time to participate, and

•	the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

December 3, 2010

The Company’s share repurchase program is not identical to the share repurchase programs in the above-identified no action letters; however, we believe that the program is generally consistent with the relief granted in such letters and, notwithstanding the differences, still should not be subject to the tender offer rules. There are several elements from the programs described in the no action letters referenced above that are applicable to the Company's share repurchase program. First, there is no trading market for the Company’s common stock. Second, the terms of the share purchase program are fully disclosed in the Company's prospectus. Third, although the limit on the number of shares that can be purchased is not as stringent as in the no action letter, the number of shares the Company is permitted to redeem is limited to 10% of NAV per quarter or 25% in any 12 month period, which will prevent the Company from redeeming a large percentage of the outstanding shares in one year.

The Company's share repurchase program is different from the programs addressed in the no action letters because of the redemption price of the shares and the fact that there is no minimum holding period before a stockholder can redeem his shares.  With respect to the redemption price, the Company will purchase shares of common stock at a price based on the NAV per share on the redemption date, which is the same metric used to set the purchase price of shares following the escrow period, while the redemption price is not discounted from the public offering price.  We do not believe that the price is high enough to pressure stockholders to redeem their shares, as would happen in a tender offer in which a company will frequently offer a premium over the market price.  Also, stockholders are not required to hold their shares for a minimum period of time before participating in the share repurchase program.  The Company has structured its share repurchase program to provide liquidity to stockholders because REIT stockholders commonly complain about the lack of liquidity in REITs.  However, so as not to encourage stockholders to redeem their shares a short time after they have purchased them, the share repurchase program provides for a penalty fee for stockholders that redeem their shares within four months of purchasing them. This penalty fee is intended to prevent short-selling and encourage stockholders to hold their shares for a longer period of time.

For these reasons, although not identical to share redemption programs described in previous no action letters, we believe that the Company's share repurchase program should still not be subject to the tender offer rules because redemptions under the share repurchase program are not tender offers and will not involve the same kinds of issues, such as pressure to sell, as tender offers.

5.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted Alston & Bird UP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

December 3, 2010

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price based on the NAV per share, which is the same metric used to set the price for the Company’s common stock; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

6.
The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer.  We note the following:

•	Wrap accounts;

•	Legacy issues;

•	Legacy assets; and

•	Main Street, USA.

Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure. Instead using industry jargon, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

We have revised the prospectus as requested.

7.
We note your disclosure on page 2 that you are offering two classes of shares of your common stock. Please revise your cover page as well as your disclosure throughout the prospectus, including page 4, to clarify that you are offering two classes of shares. In addition, please revise your disclosure regarding your calculation of NAV to discuss specifically how NAV will differ for each class of shares and whether this difference will result in different amounts of distributions being paid with respect to each class of shares.

We have revised the prospectus as requested.

December 3, 2010

8.
We note your disclosure that you will be conducting a “reasonable” best efforts offering. Please explain to us in more detail what constitutes a “reasonable” best efforts offering and how it differs from a traditional best efforts offering.

The Company has revised its disclosure concerning reasonable best efforts to state that reasonable best efforts means “good faith efforts with reasonable diligence.” The Company believes that the definition of reasonable best efforts is materially the same as that used by many courts in defining the term “best efforts.”  See Kenneth A. Adams, “Understanding ‘Best Efforts’ and Its Variants (Including Drafting Recommendations),” 50 Prac. Law. 11, 14 (2004). However, a few cases have suggested that the term “best efforts” could require extraordinary efforts, including the undue expenditure of funds and this has led to widespread usage of the term reasonable best efforts by practitioners. The Company believes that the use of the term reasonable best efforts simply clarifies the meaning by eliminating the possible interpretation of the term best efforts to require extraordinary efforts, rather than changing the generally understood meaning of best efforts. Accordingly, the Company does not believe that any disclosure of the difference between best efforts and reasonable best efforts is required.

A number of other offerings have used the term “reasonable best efforts” in describing the offering, without a disclosure of the difference between a reasonable best efforts offering and a best efforts offering. For other offerings conducted on a “reasonable best efforts” basis, please see, for example:  exhibit 10.1 to Form 8-K for Transatlantic Petroleum Ltd., filed on September 28, 2010; exhibit 10.20 to Form S-1/A for International Stem Cell Corp., filed on March 26, 2010; exhibit 10.7 to Form 8-K for Sinocoking Coal & Coke Chemical Industries, Inc., filed on March 15, 2010; exhibit 10.2 to Form 8-K for ZBB Energy Corp., filed on March 8, 2010; exhibit 1.1 to Form S-1 for Antigenics Inc., filed on August 12, 2009; exhibit 10.41 to Form S-1/A for Amaizing Energy Holding Company, LLC, filed on February 12, 2008; and exhibit 2.H to Form N-2/A for Citigroup Alternative Investments Trust, filed on June 2, 2006.

9.
We note that the per share price for shares purchased under the distribution reinvestment plan will be equal to NAV per share for investors who have purchased institutional shares and $9.50 for investors who have purchased retail shares. Please explain how you determined that the per share purchase price under the distribution reinvestment plan will be $9.50 for investors who have purchased retail shares.

We have revised the prospectus to provide that the per share price for shares purchased under the distribution reinvestment plan will be equal to NAV per share for both classes of shares.

December 3, 2010

10.
We note that throughout the prospectus you discuss your target leverage level of not more than 50% loan-to-value. Please revise this disclosure throughout to also indicate that your organizational documents allow you to leverage up to 75% of the cost of your investment assets.

We have revised the prospectus as requested.

Cover Page of Prospectus

11.
We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

We have revised the prospectus as requested.

12.
Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page, as required by Item 501, and consider combining duplicative risk factors.

We have revised the prospectus as requested.

13.
We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include to cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

We have revised the prospectus as requested.

14.	Refer to the sixth bullet point of your summary risk factors. Please revise this risk factor to make clear that you could leverage up to 75% of the cost of your investment assets.

We have revised the prospectus as requested.

15.
Refer to the tenth bullet point of your summary risk factors and the statement that “[a]lthough our distribution policy is not to use the proceeds of this offering to make distributions . . . .” This appears to be mitigating language and is not appropriate for inclusion in your risk factors. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

We have revised the prospectus as requested.

Table of Contents, page v.

16.	Please remove the Part 11 reference from your table of contents since it is not contained in your prospectus.

We have revised the prospectus as requested.

December 3, 2010

Prospectus Summary, page 1

17.
Your summary provides detailed information that is more appropriate for the body of the prospectus. Please limit this section to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

We have revised the prospectus as requested.

18.
We note your statement on page 6 that American Realty Capital II, LLC is your sponsor. Please revise to identify those natural persons who would be considered your promoters in this section.  Please refer to Item 11(d) of Form S-11.

The disclosure has been revised to identify Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Edward M. Weil, Jr. and Brian S. Block, who are each officers and/or members of our board, as our promoters.

19.
We note that you are registering $1,499,999,995 in the aggregate of retail shares of common stock and institutional shares of common stock. We further note your disclosure at the bottom of page 4 that you may not sell all the shares that you are offering.  Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

We confirm that the Company reasonably expects to sell $1,499,999,995 in the aggregate of retail shares and institutional shares of common stock during the offering period.

20.
Refer to the organization chart on page 9.  Please note that the organizational chart is difficult to read due to its small font Please enlarge the chart to make it more legible.  Please also revise the organizational chart to include the ownership percentage of each entity. Note that this comment also applies to the organizational chart on page 77.

We have revised the prospectus as requested.

What is the purchase price for shares of our common stock?, page 5

21.
We note that you will disclose the NAV per share for each business day in a pricing supplement filed after the close of business on that day and that investors who submit purchase orders prior to 4:00 pm will receive shares based on the NAV of that day. Please revise to make clear that investors will, therefore, be unaware of the NAV per share upon submitting a purchase order and include risk factor disclosure as applicable.

December 3, 2010

The risk factor has been revised to state that investors will be unaware of the NAV per share at the time that they submit a purchase order.

22.
Refer to the comment above. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than $10.00 per share for the retail shares offering and $9.00 for the institutional shares offering.

The Company will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than $10.00 per share for the retail shares and $9.00 per share for the institutional shares.

Can I be certain that I will be able to liquidate my investment immediately at the time of my choosing?, page 8

23.
We note your disclosure at the end of this Q&A that your board of directors may determine that the redemption requests place an undue burden on your liquidity or cause other adverse effects and therefore, they may suspend or modify the plan. Please revise to clarify, if true, that the board of directors may suspend, modify or terminate the plan for any reason.

The disclosure has been revised to state that the board of directors may in its discretion suspend, modify or terminate the share repurchase plan.

What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 10

24.
We note your disclosure that as of September 30, 2010, the advisor has paid no organizational and offering expenses on your behalf.  We further note your disclosure on page 93 that indicates that you have deferred offering costs of $46,072 as of September 20, 2010.  Please revise to reconcile this disclosure or advise.  Please note that this comment also applies to your management compensation table on pages 64-68.

We advise the staff that the $46,072 of deferred offering costs is accrued legal fees related to the offering for work performed as of the date of the financial statements. These amounts were unpaid at of the financial statement date and are included as an accrued expenses liability on the company's balance sheet on page F-3 of the audited financial statements.

25.
Refer to the “Acquisition Expenses” row of your management compensation table. Please revise the table to include a separate line item for reimbursement to your advisor for amounts it pays to third parties in connection investment-related expenses. Please note that this comment also applies to your management compensation table on pages 64-68.

December 3, 2010

We have revised the prospectus to delete reimbursement for personnel costs in “Acquisition Expenses.”  All reimbursable expenses are third-party and out-of-pocket expenses described under “Acquisition Expenses.” Therefore a separate line item for such expenses is no longer required.

Are there any risks involved in buying our shares? , page 18

26.
Please revise to clarify, if true, that the substantial fees payable to your advisor and its affiliates may be more than what you would pay to a third party and highlight that these fees are not tied to performance.

We have revised the prospectus as requested.

Risk Factors, page 20

27.	We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•	“We may be unable to pay or maintain cash distributions . . . ,” page 22;

•	“It may be difficult to accurately reflect material events that may impact our daily

•	NAV . . . ,” page 23;

•	The NAV per share that we public may not necessarily reflect changes in our NAV . . ,” page 30;

•	“Rising expenses could reduce cash flow and funds available for future acquisitions,” page 32;

•	“CC&Rs may restrict our ability to operate a property,” page 33;

•	“Our recovery of an investment in a mortgage, bridge or mezzanine loan that has defaulted . . . ,” page 34;

•	Net leases may not result in fair market lease rates over time,” page 35;

•	“Retail conditions may adversely affect our income,” page 36; and

•	“Distributions that we make to our stockholders generally will be taxable as ordinary income,” page 42.

December 3, 2010

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

We have revised the prospectus as requested.

Estimated Use of Proceeds, page 46

28.	Please revise your filing to clarify that the 1,500,000,000 in the first paragraph is a dollar amount.

We have revised the prospectus as requested.

29.
We note that you have a particular focus on free-standing, single-tenant retail properties, but that you may also invest in other real estate investments, such as equity or debt interests and bridge loans or mezzanine loans. Please revise to state the anticipated holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

Subject to the discretion of our board of directors, we will invest 90% of the proceeds in free-standing, single tenant retail properties and the remaining 10% in debt.  This will be the case no matter how much we raise in connection with the offering. We have revised the disclosure in the prospectus accordingly.

30.
Your disclosure that 87% of the proceeds will be available for the purchase of real estate in the second scenario does not appear to be consistent with the percentage disclosed in your chart on page 46. Please revise or advise.

The disclosure in the prospectus has been revised to provide that 87.1% of the proceeds will be available for the purchase of real estate if either the minimum or maximum offering amounts are raised.

31.	Please provide details of how you calculated the acquisition expenses for the maximum offering with 50% leverage and 75% leverage disclosed in footnote (8).

The acquisition fees and acquisition expenses estimates for 50% leverage and 75% leverage are calculated by multiplying the amount available for investment by  a  factor for the 50% or 75% leverage percentage to calculate a total funds available for investment including borrowings.  The total funds available for investment including borrowings are then multiplied by 0.6% to estimate the acquisition expenses.

Market Overview, page 48

Acquisition Environment, page 48

32.
We note your statement on page 49 that “there currently is approximately $3.5 trillion of commercial real estate debt . . . “ in the U.S. Please provide the basis for such statement as well as any supporting materials clearly marked.

December 3, 2010

The prospectus has been revised to remove the disclosure.

Investment Considerations, page 49

33.
Please refer to the bullet points entitled, “Investment-Grade Tenants” and “Net Leases.” The disclosure under these bullet points states that “the risk-adjusted returns on [y]our portfolio are superior,” and that the “net leases with [y]our tenants allow [you] to pass through all operating and capital expense items . . . . “ Please revise to clarify that you have not generated any returns and you do not presently have a portfolio of properties.

We have revised the prospectus as requested.

Management, page 51

34.	Please revise to briefly describe the duties of your executive officers and what these officers will actually do for you on a day-to-day basis in these capacities.

The disclosure has been revised to provide that the primary function of the Company’s executive officers is to oversee the advisor, and that the advisor will provide the day-to-day services for, and operations of, the Company.  Please be advised that the services to be provided by the advisor are described in the description of the advisor and advisory agreement in the “Management” section of the prospectus.

The Advisor, page 59

35.
We note your statement on page 60 that either party may terminate the advisory agreement without penalty upon 60 days’ written notice. Please revise to clarify what you mean by “without penalty” and briefly discuss any amounts to which your advisor will be entitled upon termination of the advisory agreement.

December 3, 2010

The advisor is not entitled to any amounts other than what is already disclosed in the Registration Statement, upon terminating the advisory agreement without cause.  Upon termination of the agreement, our advisor will be entitled to a payable in the form of a non-interest-bearing promissory note, which disclosure has been added to the prospectus.

Management Compensation, page 64

36.
The acquisition fees for the maximum offering with 50% leverage and 75% leverage in your management compensation table is not consistent with the amounts you have disclosed in footnote (7) on page 47. Please revise or advise. Further, please provide details of how you calculated these two amounts.

The prospectus has been revised to provide that the acquisition fees for the maximum offering amount with 50% leverage and 75% leverage in the management compensation table are consistent with the amounts disclosed in footnote (7) on page 41. The acquisition and advisory fee estimates for 50% leverage and 75% leverage are calculated by multiplying the amount available for investment by a factor for the 50% or 75% leverage percentage to calculate a total funds available for investment including borrowings. The total funds available for investment including borrowings are then multiplied by the 1.0% advisory fee to estimate the acquisition and advisory fees.

37.
Please revise your filing to disclose the acquisition expenses for your minimum offering and maximum offering assuming 50% leverage and 75% leverage within your management compensation table. Please note that this comment also applies to your management compensation table on pages 10-14.

The prospectus has been revised to disclose the acquisition expenses for our minimum and maximum offering amounts assuming 50% leverage and 75% leverage within our management compensation tables on pages 10-19 and 82-93.

38.
We note the platform fee to be paid by the holders of the institutional shares. Please revise to (i) describe the services provided in exchange for this fee, (ii) clarify, if true, that holders of retail shares will not be obligated to pay this fee and (iii) explain what you mean by “derived from distributions.” In addition, please clarify whether all shares purchased under the distribution reinvestment plan will pay the platform fee.

The disclosure in the prospectus has been revised to provide that the platform fee is a deferred distribution fee. (ii) Holders of retail shares will not be obligated to pay the platform fee and the disclosure in the prospective has been revised to clarify this. (iii) The phrase, “derive from distributions” has been deleted from the Platform Fee line item.

The disclosure has been revised to clarify that no Platform Fee is payable with respect to the shares purchased under the distribution reinvestment plan. Shares purchased under the distribution reinvestment plan by holder of institutional shares will be indirectly subject to the Platform Fee, which is not payable out of distributions, but it is payable on shares issued under the distribution reinvestment plan. The deduction of the Platform Fee based on NAV, as described in the Management Compensation table, reduces the NAV of all institutional shares, including those institutional shares purchased under the distribution reinvestment plan. The disclosure in the prospectus has been revised accordingly.

December 3, 2010

39.
We note your disclosure that you will reimburse your advisor for personnel costs, including your disclosure on page 59 relating to base salary, bonuses and related benefits. Please revise to clarify, if true, that these amounts would include base salary, bonuses and related benefits. Please tell us what consideration you gave to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2) that requires disclosure of compensation paid ‘by any person for all services rendered in all capacities to the registrant.”

The Company has revised its disclosure to clarify that it will reimburse its advisor for personnel cost, including the salaries and benefits to be paid to its named executive officers and has provided an approximate anticipated amount of reimbursement for compensation, including base salary, bonuses and related benefits, on an annual basis for its executive officers.

We kindly submit to the Staff that the Company does not believe that Item 402 should be deemed to cover compensation by the advisor, since the named executive officers will devote a substantial portion of their time on activities unrelated to the Company.  As a result, the overall compensation should not be deemed compensation related for services provided to the Company and need not be disclosed other than as set forth in the prospectus.

40.
We note that you will not provide reimbursements for personnel cost for services where an acquisition fee or real estate commission is paid. Please revise to clarify if you will provide reimbursements for personnel cost for services where the other operational stage fees are paid. If so, please discuss the purpose of reimbursing for salaries when you are already paying fees to your advisor under the advisory agreement for such services.

The Company has revised its disclosure in the prospectus to clarify that it will provide reimbursements for personnel cost for services where the other operational stage fees are paid. The asset management fee of 1% of net assets is not intended to cover expenses of providing the services and it is customary to provide for reimbursement of expenses, including personnel expenses, in addition to the fee. These reimbursements are customary market practice and are permitted under the NASAA REIT Guidelines.

Conflicts of Interest, page 72

41.	Please disclose any affiliated program that is in direct competition with you for investors or investments.

American Realty Capital Trust III, Inc. may be in direct competition with the Company for investors or investments and the disclosure in the prospectus has been revised to reflect so.

December 3, 2010

Other Activities of American Realty Capital Advisors II, LLC and Its Affiliates, page 73

42.	Please disclose an example of what would constitute “substantial justification” in the last paragraph under this heading.

The disclosure in the prospectus has been revised to provide, as an example, that the substantial justification for paying a higher price to acquire a property from an affiliate than the price paid by the affiliate for such property could result from improvements to a property or increases in market value of the property during the period of time the property is owned by the affiliate as evidenced by an appraisal of the property.

Receipt of Fees and Other Compensation by American Realty Ca ital Advisors 11 LLC and Its Affiliates, page 74

43.
Please revise to clearly state that acquisition fees are based on the purchase price of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

We have revised the prospectus as requested.

44.	Please revise to explicitly address the benefits your advisor would receive in pursuing listing over liquidation, such as the subordinated incentive listing fee.

We have revised the prospectus as requested.

Investment Strategy, Objective and Policies, page 78

Primary Investment Focus, page 78

45.	Please expand your disclosure to discuss in more detail the “attractive locations” in which you intend to seek properties.

The disclosure in the prospectus has been revised to explain that “attractive locations” means locations in growth markets with both high daily traffic count and per capita income growth, easy access and convenient parking.

Investment Limitations, page 84

46.	Please revise to clarify what would constitute a justification to exceed your target 50% leverage.

The disclosure in the prospectus has been revised to clarify that we would exceed our 50% target leverage in the event that we purchased a property that was consistent with our investment strategy and had existing debt.

December 3, 2010

Financing Strategies and Policies, page 85

47.
Please describe the process the independent directors will undertake to determine that borrowing from your advisor or affiliates is “fair, competitive and commercially reasonable and no less favorable to [you] than comparable loans between unaffiliated parties.”

The disclosure has been revised to reflect that the Board will compare the terms of loans from affiliated parties to the terms of loans in comparable amounts and for equivalent acquisitions that the sponsor has entered into with third parties.

Valuation Policies page 90

48.
When determined, please disclose the name of your independent valuation expert. Also, please tell us what consideration you have given to identifying the independent valuation expert as an expert and filing its consent as an exhibit to the registration statement.  Refer to Section 7(a) and Rule 436 of the Securities Act.

The Company has not yet engaged an independent valuation expert.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 94

49.
Please revise to expand your explanation as to why you believe that modified FFO or MFFO is an appropriate measurement by which to assess your operating performance. Also, please discuss each adjustment made from NAREIT FFO to arrive at MFFO.

We have revised the disclosure to provide the requested explanation.

Prior Investment Programs, page 97

50.	Please revise to provide a discussion of adverse business developments experienced by the prior programs disclosed or advise. Refer to Item 8.A.2 of Industry Guide 5.

The Company believes there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.

December 3, 2010

Please note that American Realty Capital New York Recovery REIT, Inc., an issuer sponsored by the same sponsors as the Company, disclosed an adverse business development of condition relating to American Financial Realty Trust (“AFRT”).  AFRT maintained a slightly higher level of leverage as of December 31, 2006 (the end of the last fiscal year for which Mr. Nicholas S. Schorsch was affiliated with AFRT) than some other REITs in its peer group, i.e., office REITs, and the disclosure relating to AFRT in the Form S-11 filed by American Realty Capital New York Recovery REIT, Inc., related to such level of leverage.  As of December 31, 2006, AFRT’s total debt to total real estate investments was approximately 55%.  As of June 30, 2007, according to published information provided by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) the debt ratio of all office REITs covered by the NAREIT’s REIT WATCH was approximately 44%.  We respectfully submit to the Staff that the Company believes that its historical debt ratio, which was slightly higher than that of its peers, is not an adverse business development or condition, and that there have been no major adverse business developments or conditions experienced by AFRT during the period in which Mr. Schorsch was affiliated with the company or any other program or non-program warranting disclosure in the prospectus.

51.	Please provide the disclosure requested by Item 8.A.3 and Item 8.A.4 of Industry Guide 5 or advise.

We have revised the prospectus as requested.

52.
We note your statement on page 99 that no money was raised from investors in connection with the properties acquired by American Realty Capital, LLC. Please tell us whether American Realty Capital, LLC ever raised capital from passive investors.

All American Realty Capital, LLC transactions were done with the equity of principals or joint-venture partners of American Realty Capital, LLC.

Material U.S. Federal Income Tax Considerations, page 101

53.
We note your statement that Proskauer Rose LLP has acted as your tax counsel and will be rendering an opinion. Please revise your disclosure prior to effectiveness to disclose that counsel has rendered a tax opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT.

The disclosure will be revised accordingly prior to effectiveness and after a favorable private letter ruling has been received.

Description of Securities, page 120

54.
We note your statement on page 120 that the summary is qualified in its entirety by your charter and by-laws and your statement on page 138 that the summary is qualified by the operating partnership agreement. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that your prospectus includes all the material information.

We have revised the prospectus as requested.

December 3, 2010

55.	Your disclosure that “all common stock issued in the offering will be fully paid and non-assessable” constitutes a legal conclusion. Please revise to attribute this disclosure to counsel.

This matter will be addressed in the legal opinion to be provided by Proskauer.  It is not customary to attribute this disclosure to counsel in the text of the prospectus.

Share Repurchase Program, page 130

56.
We note your disclosure on page 131 that any material modifications or suspension to your redemption plan will be disclosed as “promptly as practicable.” Please revise to provide a timeframe for disclosure.

We have revised the prospectus as requested.

Plan of Distribution, page 144

57.	We note your table on page 145. For the distribution reinvestment plan, your price to public does not appear to be consistent with disclosure elsewhere in your filing. Please revise or advise.

We advise the staff that the price to the public for shares issued under the distribution investment plan in the “Plan of Distribution” section has been updated to be consistent with the disclosure else ware in the report.

Appendix A – Prior Performance Table, page A-1

58.
We note that you refer investors to the “Prior Performance Summary” of the prospectus. We further note, however, that the section of your prospectus that discusses prior performance beginning on page 97 is entitled, “Prior Investment Programs.” Please revise so that investors can easily find the cross-reference. Please note that this comment also applies to your Table of Contents.

We have revised the prospectus as requested.

59.	Please revise to include a discussion of the factors you considered in determining which previous programs had similar investment objectives to you. Refer to Appendix II of Industry Guide 5.

We have disclosed all of the previous programs affiliated to the Company. We also advise the staff that we have updated the disclosure in Appendix A of the prospectus to include the factors we used to determine which previous programs had similar investment objectives to ours.

December 3, 2010

Part II. Information Not Required In Prospectus

Item 32_ Sales to Special Parties

60.
Please revise your disclosure regarding the special limited partner interest that American Realty Capital Trust II Special Limited Partner, LLC will receive to briefly discuss the material terms and rights of this special limited partner interest.

We have revised the prospectus to reference the special limited partner’s right to a special distribution under the Operating Partnership Agreement.

61.
We note that certain people may purchase shares in this offering at a discounted price under the program being offered to officers, directors, employees and their families. Please disclose how many shares will be offered at this price and include similar disclosure in your Plan of Distribution section.

The Company has no particular plan or program regarding the shares offered to officers, directors, employees and their families and the number of shares so purchased is not determinable at this time.

Item 33. Recent Sale of Unregistered Securities

62.	Please disclose the issuance of 20,000 shares to American Realty Capital II Special Limited Partner, LLC in this section. Refer to Item 701 of Regulation S-K.

We have revised the prospectus as requested.

Item 36. Financial Statements and Exhibits

63.
Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

We will submit all exhibits prior to requesting effectiveness.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.